Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 15, 2016 relating to the consolidated financial statements of A.M. Castle & Co. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s election to change its method of accounting for its United States metals inventory from the last-in first-out method to the average cost method), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 22, 2016